Exhibit 12.1
SOUTHERN POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2015
and the three months ended March 31, 2016

	Year ended December 31,					Three Months Ended March 31,
	2011	2012	2013	2014	2015	2016
	---------------------------------------------Thousands of Dollars-----------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$238,088	$267,906	$211,428	$171,847	$250,664	$27,602
Interest expense, net of amounts capitalized	77,334	62,503	74,475	88,992	77,476	20,816
Interest component of rental expense	191	267	632	1,327	2,306	1,673
Amortization of capitalized interest	3,412	4,498	6,340	4,555	4,555	1,170
Pre-tax net (income)/loss from non-controlling interest	—	—	—	1,246	(11,889)	(404)
Earnings as defined	$319,025	$335,174	$292,875	$267,967	$323,112	$50,857
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$90,479	$78,497	$80,572	$85,720	$84,170	$25,387
Interest on affiliated loans	534	—	—	—	—	—
Interest on interim obligations	1,374	1,930	1,412	1,109	4,103	4,028
Amortization of debt discount, premium and expense, net	2,026	1,169	1,266	1,261	2,117	819
Other interest charges	922	(1)	402	789	848	165
Interest component of rental expense	191	267	632	1,327	2,306	1,673
Fixed charges as defined	$95,526	$81,862	$84,284	$90,206	$93,544	$32,072
RATIO OF EARNINGS TO FIXED CHARGES	3.34	4.09	3.47	2.97	3.45	1.59